Goldman Sachs & Co. LLC

Jefferies LLC

Piper Jaffray & Co.

As representatives of the several Underwriters
named in Schedule I of the Underwriting Agreement

c/o Goldman Sachs & Co. LLC

200 West Street

New York, NY  10282

c/o Jefferies LLC

520 Madison Avenue

New York, NY 10022

c/o Piper Jaffray & Co.

345 Park Avenue, 12th Floor

New York, NY 10154

May 20, 2019

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549-7010

Attn: Chris Edwards and Liz Walsh

Re:	Bicycle Therapeutics Ltd. Registration Statement on Form S-1, as amended (File No. 333-231076) Request for Acceleration of Effective Date

Dear Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as the representatives of the several underwriters, hereby join in the request of Bicycle Therapeutics Limited (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 p.m. Eastern Time on May 22, 2019, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as the representatives of the several underwriters, wish to advise you that between May 13, 2019 through the date hereof we and the other prospective underwriters have distributed approximately 3,070 copies of the Company’s Preliminary Prospectus dated May 13, 2019 to prospective underwriters, dealers, institutional investors and others.

We, the undersigned, as the representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

(signature page follows)

Very truly yours,

GOLDMAN SACHS & CO. LLC
JEFFERIES LLC
PIPER JAFFRAY & CO.

As representatives of the several underwriters listed in Schedule I to the Underwriting Agreement

GOLDMAN SACHS & CO. LLC

By:	/s/ Elizabeth Wood
Name:	Elizabeth Wood
Title:	Managing Director

JEFFERIES LLC

By:	/s/ Charles Glazer
Name:	Charles Glazer
Title:	Managing Director

PIPER JAFFRAY & CO.

By:	/s/ Chad E. Huber
Name:	Chad E. Huber
Title:	Managing Director

(Signature Page to Acceleration Request Letter)